Filed Pursuant to Rule 433

Registration Statement No. 333-130534

January 27, 2006

FREE WRITING PROSPECTUS DATED JANUARY 27, 2006

This Free Writing Prospectus relates only to the securities described above and should only be read together with the Prospectus Supplement dated January 27, 2006 and the Prospectus dated December 20, 2005 relating to these securities.

$500,000,000 0.25% Convertible Senior Debentures due 2026

Issuer:	Teva Pharmaceutical Finance Company, LLC

Guarantor:	Teva Pharmaceutical Industries Limited

Maturity:	February 1, 2026

Amount:	$500 million ($575 million if the underwriters’ over-allotment option is exercised)

Interest Rate:	0.25%

Interest Payment Dates:	February 1 and August 1, beginning August 1, 2006 and at maturity

Conversion Premium:	15.00%

Stock Price at Issue:	$41.01

Initial Conversion Price:	$47.16

Conversion Rate:	21.2037 per $1,000 principal amount, subject to adjustment

Conversion Rate Cap:	24.3843 per $1,000 principal amount, subject to adjustment

Redemption by the Issuer:	On or after February 1, 2008

Repurchase at the Option of the Holder:	On February 1, 2008, 2011, 2016 and 2021 and upon a change of control or termination of trading

Public Offering Price:	100% of the principal amount

Net Proceeds to Issuer (before expenses):	$496.4 million ($570.8 million if the underwriters’ over-allotment option is exercised)

CUSIP:	88163V AE 9

Expected Ratings:	Baa2/BBB

Teva ADR symbol:	TEVA

Trade Date:	January 27, 2006

Settlement Date (T+2):	January 31, 2006

Bookrunners:	Lehman Brothers Inc. Credit Suisse Securities (USA) LLC Bear, Stearns & Co. Inc.

Change of control protection:	If applicable, the following sets forth the number of additional ADRs by which the conversion rate will be adjusted at ADR prices between $41.01 and $70.00:

	Stock Price
Effective Date	$41.01	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00
February 1, 2006	3.1806	2.0574	1.1536	0.6173	0.3074	0.1342	0.0421
August 1, 2006	3.1697	1.9646	1.0241	0.4957	0.2111	0.0652	0.0000
February 1, 2007	3.1633	1.8460	0.8685	0.3724	0.1362	0.0318	0.0000
August 1, 2007	3.0929	1.5509	0.5252	0.1382	0.0048	0.0000	0.0000
February 1, 2008	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-603-5847.